Minutes 2019-02 (unofficial translation of the original minutes)

Confidential
2019-09-03

Tieto Corporation Extraordinary General Meeting 2019

Date	3 September 2019, 16:00-16:42 (EET)

Place	Headquarters of Tieto Corporation, Keilalahdentie 2-4, Espoo, Finland

Participants

454 shareholders representing 48,806,508 shares and votes were present at the meeting, in person or by proxy. The shareholders as well as their representatives and assistants have been specified in the list of votes adopted at the meeting (Appendix 1).

Moreover, participants included all the members of the Board of Directors except for Timo Ahopelto, Liselotte Hägertz Engstam, Harri-Pekka Kaukonen and Endre Rangnes, the President and CEO, the company’s responsible auditor, representatives of the company’s executive management and technical personnel.

1	Opening of the meeting

Kurt Jofs, the Chairman of the Board of Directors, opened the meeting.

2	Calling the meeting to order

Attorney-at-law Manne Airaksinen was elected as the chairman of the General Meeting and he called Deputy General Counsel Esa Hyttinen to act as the secretary.

The chairman explained the procedures for handling matters on the agenda of the meeting.

It was noted that the meeting was conducted in Finnish and translated simultaneously into English.

It was noted that the merger plan between Tieto Corporation (“Tieto”) and EVRY ASA (“EVRY”) approved by the Boards of Directors of both companies and dated of 26 June 2019 (“Merger Plan”) had been made public by way of a stock exchange release on 26 June 2019. It had been kept available on the company’s website as from 26 June 2019. The Merger Plan was attached to the minutes (Appendix 2).

It was noted that other documents that are required to be disclosed according to the Finnish Companies Act had been kept available on the company’s webpage as from 22 July 2019, the merger prospectus as from 9 August 2019 and the material in Finnish related to the merger prospectus as from 16 August 2019.

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© Tieto Corporation

Minutes 2019-02 (unofficial translation of the original minutes)

Confidential
2019-09-03

The chairman noted that the company had received voting instructions of certain nominee registered shareholders before the meeting and that the custody banks representing these shareholders stated that their clients support or oppose the proposals under certain agenda items, or that they abstain from taking part in the decision making, however without presenting any counterproposal under such agenda items.

The chairman noted that unless there will be a vote, the opposing and abstaining votes will be recorded in the minutes.

The summary list of the voting instructions of the shareholders represented by the custody banks was attached to the minutes (Appendix 3).

3	Election of persons to scrutinize the minutes and to supervise the counting of votes

Elina Niiranen and Markku Leppälä were elected to scrutinize the minutes of the meeting and to supervise the counting of votes, if needed.

4	Recording the legality of the meeting

It was noted that the notice of the General Meeting had been made public in its entirety by way of a stock exchange release on 22 July 2019 and published on the same date on the company’s website www.tieto.com/tietoevry. It was also noted that newspaper advertisements regarding the notice had been published in Helsingin Sanomat and Dagens Nyheter on 29 July 2019.

It was noted that the General Meeting had been legally convened in accordance with the provisions of Articles of Association and the Companies Act and therefore constituted a quorum.

Extracts of the notice of the meeting and advertisements published in the said newspapers were attached to the minutes (Appendices 4, 5 and 6).

5	Recording the attendance at the meeting and adoption of the list of votes

A list of attendees as of the beginning of the meeting and a list of votes represented at the meeting were presented, according to which 454 shareholders were present either in person, by a legal representative or by proxy. It was recorded that 48,806,508 shares and votes were represented at the beginning of the meeting.

The list of attendees at the beginning of the meeting and the list of votes were attached to the minutes (Appendix 1). It was noted that the list of votes shall be adjusted to correspond to the attendance at the beginning of a possible vote.

It was recorded that according to the Articles of Association, no shareholder is allowed to vote with more than one fifth (1/5) of the votes represented at the meeting, i.e. with more than 9,761,301 votes based on the situation at the beginning of the meeting.

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© Tieto Corporation

Minutes 2019-02 (unofficial translation of the original minutes)

Confidential
2019-09-03

6	Resolution items relating to the merger of Tieto Corporation and EVRY ASA

It was noted that the resolution on the merger between Tieto and EVRY shall be made under this agenda item 6 and that the item has been dividend in two subsections: the background of the merger shall be presented under section 6.1 and the decision on the merger shall be made under section 6.2.

6.1	Preamble

It was noted that Tieto had on 18 June 2019 published a stock exchange release on combining the operations of Tieto and EVRY through a cross-border absorption merger pursuant to the Finnish and Norwegian Companies Acts, where EVRY shall merge into Tieto. As a consequence of the merger all assets and liabilities of EVRY shall transfer to Tieto without a liquidation procedure and EVRY shall dissolve and the shareholders of EVRY shall receive as a merger consideration new shares issued by Tieto and cash based on their current shareholdings.

It was noted that in order to complete the merger, the Board of Directors of Tieto had proposed to the Extraordinary General Meeting that it would make the resolution on the cross-border absorption merger between Tieto and EVRY in accordance with the Merger Plan that had been approved by the Boards of Directors of both companies and dated of 26 June 2019 and entered into the Norwegian companies’ register on 27 June 2019 and into the Finnish Trade Register on 28 June 2019.

It was noted that the current shareholders of Tieto, representing in total approximately 25% of all shares and votes in Tieto, had irrevocably undertaken to attend the Extraordinary General Meeting and vote in favour of the proposals of the Board of Directors.

It was noted that in addition to the Merger Plan, the merger has been described in detail in stock exchange releases, the English merger prospectus and the Finnish-language material related to the merger prospectus that were kept publicly available on Tieto’s webpages.

6.2	Decision upon the merger

It was noted that the Board of Directors of Tieto had proposed to the Extraordinary General Meeting that it would make the resolution on the cross-border absorption merger between Tieto and EVRY in accordance with the Merger Plan. It was noted that the proposal includes, inter alia, that as part of the approval of the merger, but however as conditional to the registration of the execution of the merger, as in detail described in the Merger Plan the General Meeting would decide to:

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© Tieto Corporation

Minutes 2019-02 (unofficial translation of the original minutes)

Confidential
2019-09-03

a)	approve the amended Articles of Association of the Combined Company in the form attached to the Merger Plan;

b)	resolve on the issuance of 0,1200 new Tieto shares and cash of 5,28 Norwegian krona against each EVRY share as the merger consideration to the shareholders of EVRY;

c)	resolve nine (9) as the number of the members of the Board of Directors of the Combined Company;

d)	resolve to elect Tomas Franzén as the chairman of the Combined Company and Timo Ahopelto, Liselotte Hägertz Engstam, Harri-Pekka Kaukonen, Niko Pakalén, Endre Rangnes, Rohan Haldea, Salim Nathoo and Leif Teksum as the members of the Board of Directors;

e)	resolve on the remuneration of the Board of Directors of the Combined Company in accordance with Tieto’s Annual General Meeting decision on 21 March 2019, however in proportion to the length of their term of office; and

f)	resolve on a temporary deviation from the Charter of the Tieto Shareholders’ Nomination Board so that the members to the Shareholders’ Nomination Board shall be determined based on the date following the date of the registration of the execution of the merger or, if not a business day, on the first business day following such registration date.

It was noted that the Merger Plan, including the aforementioned key items (a) - (f), forms an entirety, which requires that all the individual items must be approved by a single decision and, in accordance with the Companies Act, the Extraordinary General Meeting can only approve or reject the Merger Plan and resolution items included in it, but cannot amend the Merger Plan.

The Chairman of the Board of Directors Kurt Jofs and the President and CEO Kimmo Alkio presented the proposed merger and its effects on the company and answered to the questions of the shareholders.

The General Meeting resolved to approve the merger of EVRY into Tieto without any counterproposals in accordance with the Merger Plan and proposals of the Board of Directors and Shareholders’ Nomination Board.

It was recorded that certain shareholders had in advance notified to the company 166,514 abstaining votes and shareholders with 9,526,411 opposing votes, however without demanding voting.

7	Closing of the meeting

It was recorded that all the decisions of the General Meeting had been made unanimously unless otherwise indicated in the minutes.

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© Tieto Corporation

Minutes 2019-02 (unofficial translation of the original minutes)

Confidential
2019-09-03

The chairman noted that the items on the agenda had been attended to and that the minutes of the meeting would be available on the company’s website as from 17 September 2019 at the latest.

The chairman announced the General Meeting closed at 16.42.

Chairman of the meeting	In witness thereof

MANNE AIRAKSINEN	ESA HYTTINEN
Manne Airaksinen	Esa Hyttinen
chairman	secretary

Minutes reviewed and approved by

ELINA NIIRANEN	MARKKU LEPPÄLÄ
Elina Niiranen	Markku Leppälä
scrutinizer	scrutinizer

Appendices

1	List of votes
2	Merger plan
3	Summary of voting instructions
4	Notice of the Extraordinary General Meeting as published on the company’s website
5	Advertisement regarding the notice of the meeting, Helsingin Sanomat
6	Advertisement regarding the notice of the meeting, Dagens Nyheter

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© Tieto Corporation